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04003222

[UN]ITED STATES
[SECURITIES AN]D EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65875

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Olympia Asset Management, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 Seventh Avenue, 17th Floor
(No. and Street)

New York, NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael O. Bunsis 212 586-7225
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Associates LLP
(Name – *if individual, state last, first, middle name*)

100 Jericho Quadrangle, Suite 236, Jericho, NY 11753
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

RECEIVED FEB 26 2004

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael P. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Olympia Asset Management, Ltd., as of ______, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TIM POULOS
NOTARY PUBLIC, State of New York
No. 01P04952928
Qualified in Queens County
Cert Filed in County
Commission Expires September 7, 20 25

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditors' report on internal control.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

OLYMPIA ASSET MANAGEMENT, LTD.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2003

OLYMPIA ASSET MANAGEMENT, LTD.
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2003

CONTENTS

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT

Olympia Asset Management, Ltd.
New York, New York

We have audited the accompanying statement of financial condition of Olympia Asset Management, Ltd. as of December 31, 2003 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Olympia Asset Management, Ltd. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider & Associates LLP

Jericho, New York
February 9, 2004

OLYMPIA ASSET MANAGEMENT, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 258,497
Due from clearing firm	545,027
Furniture and equipment - net of accumulated depreciation of $3,607	21,643
Security deposit	129,839
Other assets	51,966
Total assets	$1,006,972

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued compensation	$ 506,237
Accounts payable and other accrued expenses	104,511
Income taxes payable	30,000
Loan payable - stockholder	25,250
Total liabilities	665,998
Commitment (see notes)	
Stockholder's equity	
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	10,000
Additional paid-in capital	290,000
Retained earnings	40,974
Total stockholder's equity	340,974
Total liabilities and stockholder's equity	$1,006,972

See accompanying notes to financial statements.

OLYMPIA ASSET MANAGEMENT, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues	
Commission income	$2,506,512
Interest and other income	77,732
Total revenues	2,584,244
Expenses	
Compensation and benefits	2,081,968
Clearing and execution	22,347
Occupancy	55,713
Licenses and registrations	50,713
Other operating expenses	302,529
Total expenses	2,513,270
Income before income taxes	70,974
NYC Corporation Tax	30,000
Net income	$ 40,974

See accompanying notes to financial statements.

OLYMPIA ASSET MANAGEMENT, LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCES, January 1, 2003	$ --	$ --	$ --	$ --
Capital contributions	10,000	290,000	--	300,000
Net income for the period	--	--	40,974	40,974
BALANCES, December 31, 2003	$10,000	$290,000	$40,974	$340,974

See accompanying notes to financial statements.

OLYMPIA ASSET MANAGEMENT, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Increase (decrease) in cash	
Cash flows from operating activities	
Net income	$ 40,974
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,607
(Increase) in operating assets:	
Due from clearing firm	(545,027)
Other assets	(51,966)
Increase in operating liabilities:	
Accrued compensation	506,237
Accounts payable and other accrued expenses	104,511
Income taxes payable	30,000
Total adjustments	47,362
Net cash provided by operating activities	88,336
Cash flows from investing activities	
Security deposit	(129,839)
Cash flows from financing activities	
Capital contributions	300,000
Net increase in cash	258,497
Cash at January 1, 2003	--
Cash at December 31, 2003	$ 258,497

Supplemental information:

Non-cash financing transaction:

During 2003, the Company's stockholder transferred furniture and equipment owned by him to the Company in exchange for a note in the amount $25,250.

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

Olympia Asset Management, Ltd. (the "Company") is a registered securities broker dealer located in New York, New York. The Company became a member of the National Association of Securities Dealers ("NASD") on September 9, 2003, and commenced operations on that date as a securities broker-dealer. Operations consist primarily of the execution of securities trades for customers on an agency and riskless principal basis. The Company clears all customer transactions on a fully disclosed basis through an independent clearing firm, and does not hold customer funds or safekeep customer securities. The Company was incorporated under the laws of the State of New York on December 4, 2002 and changed its name from Murphy Financial Group, Inc. on March 24, 2003.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenue and expenses on a trade date basis.

Depreciation of furniture and equipment is provided on a straight-line basis over seven years.

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

The stockholder of the Company has elected to be taxed as an "S" corporation for federal and New York State tax purposes. Under "S" status, the Company is not subject to federal and NYS corporate income taxes on its taxable income. Instead, the stockholder is individually liable for income taxes on corporate taxable income. Accordingly, the accompanying financial statements only provide for income taxes imposed by New York City. The 2003 income tax provision is currently payable; there were no significant deferred tax items as of December 31, 2003.

NOTE 3 - DUE FROM CLEARING FIRM

At December 31, 2003, the amount due from the Company's clearing firm consisted of net commissions receivable of $490,533 and a clearing deposit of $54,494.

NOTE 4 - LEASE COMMITMENT

The Company leases office facilities under a lease expiring in 2009. Rent expense under the office lease has been recognized on a straight-line basis to account for rent concessions during the lease term, resulting in a deferred rent liability of $20,609 at December 31, 2003. Total rent expense was $55,713 for the year.

Future minimum lease payments as of December 31, 2003 are:

Year ending December 31,	
2004	$ 216,400
2005	259,680
2006	259,680
2007	259,680
2008	259,680
Thereafter	43,280
Total	$1,298,400

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK - continued

The Company places its cash in commercial checking accounts; bank balances may from time to time exceed federally insured limits.

NOTE 6 - RELATED PARTY TRANSACTIONS

During 2003, the Company's sole stockholder transferred to the Company furniture and equipment owned by him with an estimated value of $25,250 in exchange for a non-interest bearing demand note.

The Company also rents office and storage space on a month-to-month basis under a sublease held and guaranteed by its stockholder.

The stockholder made capital contributions to the Company of $300,000 during the year.

NOTE 7 - EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) plan (the "Plan") for the benefit of substantially all full-time employees. Eligible employees may make voluntary contributions to the Plan, subject to statutory and Plan limitations.

NOTE 8 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, of 12-1/2% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2003, the Company had net capital of $137,526, which exceeded its requirement of $83,250 by $54,276. The ratio of aggregate indebtedness to net capital was 4.84 to 1.

SUPPLEMENTARY INFORMATION

OLYMPIA ASSET MANAGEMENT, LTD.
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2003

The Company claims exemption from the requirements of Rule 15c3-3, under section (k) (2) (ii) because as an introducing broker-dealer it clears all transactions with and for customers on a fully disclosed basis with its clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all of the accounts of such customers and maintains and preserves such books and records thereto.

OLYMPIA ASSET MANAGEMENT, LTD.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2003

Computation of Net Capital

Stockholder's equity	$340,974
Nonallowable assets:	
Furniture and equipment - net	21,643
Security deposit	129,839
Other assets	51,966
Total nonallowable assets	203,448
Net capital	137,526
Minimum capital requirement - the greater of $5,000 or 12.5% of aggregate indebtedness of $665,998	83,250
Excess net capital	$ 54,276
Ratio of aggregate indebtedness to net capital	4.84 to 1
Schedule of aggregate indebtedness:	
Accrued compensation	$506,237
Accounts payable and other accrued expenses	104,511
Income taxes payable	30,000
Loan payable - stockholder	25,250
Total	$665,998

No material differences exist between the above computation and the Company's computation included in Part IIA of Form X-17A-5 (unaudited) as of December 31, 2003.

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

Olympia Asset Management, Ltd.
New York, New York

In planning and performing our audit of the financial statements of Olympia Asset Management, Ltd. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider & Associates LLP

Jericho, New York
February 9, 2004